UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

QuantumSphere, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74766K 104

(CUSIP Number)

QuantumSphere, Inc.

2905 Tech Center Drive

Santa Ana, CA 92705

Attention: Gregory L. Hrncir

714-545-6266

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 74766K104

1)	Names of Reporting Persons

Steven S. Myers

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)

PF, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7)	Sole Voting Power	0

	8)	Shared Voting Power	1,500,627

	9)	Sole Dispositive Power	0

	10)	Shared Dispositive Power	1,500,627

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,627

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13)	Percent of Class Represented by Amount in Row (11) 6.82%

14)	Type of Reporting Persons (See Instructions) IN (Individual)

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CUSIP NO. 74766K104

1)	Names of Reporting Persons

Dolphin Capital Holdings, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)

PF, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	7)	Sole Voting Power	0

	8)	Shared Voting Power	1,163,961

	9)	Sole Dispositive Power	0

	10)	Shared Dispositive Power	1,163,961

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,961

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13)	Percent of Class Represented by Amount in Row (11) 5.32%

14)	Type of Reporting Persons (See Instructions) CO (Corporation)

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CUSIP NO. 74766K104

1)	Names of Reporting Persons

The Steven S. Myers Revocable Trust DTD 12/01/2000

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)

PF, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7)	Sole Voting Power	0

	8)	Shared Voting Power	286,666

	9)	Sole Dispositive Power	0

	10)	Shared Dispositive Power	286,666

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 286,666

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13)	Percent of Class Represented by Amount in Row (11) 1.34%

14)	Type of Reporting Persons (See Instructions) OO (Other)

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EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and restates the Schedule 13D filed by QuantumSphere, Inc. (the “Issuer”) initially filed on behalf of Steven S. Myers, an individual, Dolphin Capital Holdings, Inc., a California corporation, and The Steven S. Myers Revocable Trust DTD 12/01/2000 (collectively, the “Reporting Persons”) on May 2, 2014.

Item 1.	Security and Issuer

This Amendment No. 1 relates to the shares of common stock, $0.001 par value, of QuantumSphere, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive office is 2905 Tech Center Drive, Santa Ana, California 92705.

Item 2.	Identity and Background.

(a)-(b)         This Amendment No. 1 is being filed by Steven S. Myers, an individual, Dolphin Capital Holdings, Inc., a California corporation, and The Steven S. Myers Revocable Trust DTD 12/01/2000 (collectively, the “Reporting Persons”). The business address of the Reporting Persons is c/o QuantumSphere, Inc., 2905 Tech Center Drive, Santa Ana, California 92705.

(c)               The principal occupation of Steven S. Myers is as Chairman and CEO of Dolphin Capital Holdings, Inc., a private equity investment firm.

(d)-(e)          During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)               Of the Reporting Persons, Steven S. Myers is a citizen of the United States of America and Dolphin Capital Holdings, Inc. is a California corporation.

Item 3.	Source and Amount of Funds or Other Consideration

The purchase and option exercise described in this Amendment No. 1 was consummated through Dolphin Capital Holdings, Inc., a California corporation ("Dolphin"), which is directly controlled by the Reporting Person, using the Dolphin's funds.

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Item 4.	Purpose of Transaction.

This Amendment No. 1 is being filed in connection with the Reporting Person's acquisition of options to purchase 175,000 shares of the Issuer's common stock on August 19, 2014, and immediate exercise of all the newly acquired options to purchase 175,000 shares of the Issuer's common stock on August 19, 2014.

Item 5.	Interest in Securities of the Issuer.

(a)–(b)   In the aggregate, as of the date of this Amendment No. 1, the Reporting Person beneficially own 1,500,627 shares of common stock or 6.82% of the Issuer's common stock. The Reporting Persons’ holdings consist of 864,613 shares of common stock, options to purchase 80,000 shares of common stock (of which, all shares are vested), and warrants to purchase 556,014 shares of common stock (of which, all shares are vested).

(c)          Except as set forth in this Amendment No. 1, the Reporting Persons have not effected any transactions in the Issuer’s common stock during the past 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 4 and 5 above, which are incorporated herein by reference, and in the agreements and documents included as exhibits hereto or incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 21, 2014

By:	/s/ Steven S. Myers
Steven S. Myers

Dolphin Capital Holdings, Inc.

By:	/s/ Steven S. Myers
Steven S. Myers
Title:	Chairman and CEO

The Steven S. Myers Revocable Trust DTD 12/01/2000

By:	/s/ Steven S. Myers
Steven S. Myers
Title:	Trustee

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